Exhibit 1
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CONTACT:       Eurand
               Marian Cutler                 (US) Phone: +1-973-517-0519


     Eurand Files NDA for Zentase(TM) for Exocrine Pancreatic Insufficiency

Milan, Italy; Dayton, Ohio - June 12, 2007 -Eurand N.V. (NASDAQ: EURX) announced today that Eurand Pharmaceuticals Ltd. initiated the rolling submission of its new drug application (NDA) with the U.S. Food and Drug Administration (FDA) for ZentaseTM for the treatment of Exocrine Pancreatic Insufficiency (EPI). Zentase (formerly EUR-1008), the company's lead product candidate, has been granted fast-track designation by the FDA.

Zentase is a zero-overfill, highly stable, porcine-derived, pancreatic enzyme product (PEP) designed to meet FDA guidelines for PEPs(1). In April, 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action.

Pancreatic enzyme products are inherently unstable and thus, to compensate for enzyme degradation over time, all manufacturers currently include an overfill of enzymes in the finished product. As a result, patients receive PEPs with variable and uncertain levels of potency, resulting in inconsistent therapeutic effect. In April 2006, the FDA issued `Guidance for Industry' addressing the elimination of product overfill allowed under current regulations. As a highly stable product, Zentase does not require overfill and is filled at 100 percent of label claim.

"Zentase is potentially an important advance in treating EPI and may fill a real, unmet need in the marketplace for a consistent, reliable enzyme therapy," said Gearoid Faherty, Chief Executive Officer for Eurand. "In clinical studies, Zentase significantly improved the absorption of fat and protein in EPI patients, while treating the pain and discomfort associated with the disease. Additionally, as a highly-stable enzyme, Zentase provides more consistent and reliable dosing, which may lead to reduced bill burden for patients."

The Zentase NDA filing includes the results of two phase III clinical studies. The studies demonstrate that Zentase showed a clinically relevant increase in the absorption of fat, protein and other nutrients, which is maintained over time. In addition, the studies show that Zentase led to fewer symptoms associated with impaired nutrient absorption such as bloating, flatulence, pain and evidence of fat in stools. Zentase was well tolerated throughout the two clinical studies with no unexpected adverse events.

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(1) Guidance for Industry Exocrine Pancreatic Insufficiency Drug Products
-Submitting NDAs. U.S. Department of Health and Human Services, Food and Drug Administration (FDA), Center for Drug Evaluation and Research (CDER), April 2006


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EPI is a deficiency of digestive enzymes normally produced by the pancreas that can result from a number of diseases, including cystic fibrosis, chronic pancreatitis, and pancreatic cancer. This deficiency of enzymes results in poor digestion and reduced absorption of nutrients, which, if untreated, can lead to impaired growth, impaired immune response and shortened life expectancy.

Treatment with PEPs replaces enzymes lost through this disease. Other than enzyme replacement, no alternative therapy is currently available.

Findings from the clinical trial program will be presented at the upcoming European Cystic Fibrosis Society meeting in Antalya, Turkey.


About Eurand
------------
Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its collaborations partners. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to our plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words "potentially", "could", "calls for" and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA refuses to approve our NDA; the outcome of any discussions with the FDA; and unexpected delays in preparation of materials for submission to the FDA as a part of our NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

                                       ###


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  June 25, 2007                         EURAND N.V.



                                             By: /s/ Manya S. Deehr
                                                --------------------------------
                                                Manya S. Deehr
                                                Chief Legal Officer & Secretary